IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF OKLAHOMA

SECURITIES AND EXCHANGE COMMISSION,	)
Plaintiff	)
v.	)	Case No. CIV-00-1375-R
BROADBAND WIRELESS INTERNATIONAL CORPORATION, a Nevada Corporation; BROADCOM WIRELESS COMMUNICATIONS CORPORATION, an Oklahoma Corporation; IVAN W. WEBB, and DONALD L. KNIGHT,	) ) ) ) ) )
Defendants	)
and	)
BLACK GIANT RESOURCES CORPORATION,
an Oklahoma Corporation;
BROADBAND WIRELESS COMMUNICATIONS
CORPORATION, an Oklahoma Corporation;
MEDSCAN TECHNOLOGIES, INC., an Oklahoma
Corporation; and
KIMBERLY KNIGHT,	) ) ) ) ) ) )
Relief Defendants.	)

SIXTH REPORT OF TEMPORARY RECEIVER

          Peter B. Bradford, Temporary Receiver, ("TR") was appointed by this Court on August 11, 2000, pursuant to this Court's Order of that date and was directed to take the actions described in the Order with respect to Defendants Broadband Wireless International Corporation ("BBAN"), Broadcom Wireless Communications Corporation, and Relief Defendants Black Giant Resources Corporation, Broadband Wireless Communications Corporation and Medscan Technologies, Inc. Preliminary Reports of Temporary Receiver were filed herein on September 15, 2000, November 1, 2000, January 4, 2001, April 6, 2001 and

May 15, 2001. This report will cover activities since inception to date. Attached as an exhibit is a list of tasks accomplished during the receivership.

FINANCIAL INFORMATION

          Pursuant to the August 11, 2000 Order Appointing the Temporary Receiver, TR and his legal counsel have taken custody and control of Receivership Assets.

          The Receiver established a bank account at MidFirst Bank, Oklahoma City on August 14, 2000, into which all receipts by TR have been deposited and from which payments authorized by this Court have been made. As of October 16, 2001, the checking account has a balance of $14,103.12. The money market account has been closed and remaining funds transferred to the checking account. Since the last report, the Temporary Receiver has obtained final judgments in favor of BBAN as follows:

                   M.L. Copenhaver $ 18,000.00
                   Donald E. Dickson 210,000.00
                   Curtis Wilson, Sr. 100,000.00

Under the terms of settlement agreements with Dickson and Wilson, payments of $100,000.00 may be expected by December 31, 2001. The Copenhaver judgment was granted by default and collection is uncertain. Current payables total $292,178.52 as reflected by the attached Exhibit.

BUSINESS ACTIVITIES OF BROADBAND

          Pursuant to the Court's Order permitting Broadband to commence business operations it engaged Ron Harris of Edmond, Oklahoma as Chief Operating Officer of the company and Mr. John Shawver as technical assistant to Mr. Harris, as well as Ms. Christella Allen of Austin, Texas as a market consultant to the company in connection with Native American market opportunities.

          Through the efforts of Mr. Harris and the Board of Directors Broadband has entered into agreements with the American Bank & Trust Company of Edmond, Oklahoma, Republic Bank of Norman, Oklahoma, and McClain County Bank of Purcell, Oklahoma to provide wireless communication services for those banks to and from their branch offices in Central Oklahoma. In addition, BBAN has entered into an agreement with Banc Leasing.com of McKinney, Texas under which Banc Leasing will provide and assist BBAN in marketing wireless communication services to Banc Leasing's banking clients throughout the United States. In October, Mr. Harris and BBAN agreed to a consulting agreement which will reduce salary expense and his time devoted to BBAN. Mr. Harris resigned from BBAN effective October 15, 2001.

Banking Market:

          Revenues from banking clients are now online, with the build-outs in Edmond, Norman, and Purcell, Oklahoma, completed. Several other qualified proposals are outstanding and under evaluation. The company expects a continuation of proposals to be presented, and as well anticipates continual increase in interest and sales of between one to four banks per month, for the next six months, not including any impact from the company's Marketing Agreement with BancLeasing.com, Inc. customer banks or additional strategic alliances. To date of this report, revenues from banks have totaled $5,572.00.

          With the company's successful rollout in Edmond, Norman, and Purcell, Oklahoma, the banks in these markets are utilizing the company's wireless communications services to connect multiple users and multiple locations together. The company will continue to emphasize its success in each of these three metropolitan markets, as additional marketing opportunities are pursued in the banking industry, and other target markets.

Finally, the company has targeted various communities that are underserved by alternative technologies (i.e. DSL, cable, etc.), and will continue to look for possible sales opportunities in such cities.

          In addition to the company's core BBAN wireless service offerings of bWAN (network-to-network), bBAK (wireless redundancy/backup) and bWEB (Internet access), the company is evaluating the resale of additional services, such as long distance. Accordingly, the company is evaluating various related voice-enabling services, in addition to its core offerings.

Native American Market:

          The company continues to recognize the potential for business development in this business sector and has developed collateral materials and processes necessary to deliver qualified proposals to any nation provided we obtain site surveys and/or campus maps.

          On July 27, 2001, the Company entered into a Joint Venture Agreement with the Hopland band of Pomo Indians, Hopland, California for the development and installation of wireless communications services for the Hopland band and for other tribal nations in the Western United States. Thus far, no revenue has been received by the Company from the Joint Venture but it is expected that revenues of $5,000.00 to $10,000.00 a month may be anticipated.

National ISP:

          The company has entered into a negotiated contract with Qwest Communications for the development and deployment of a National ISP service which will utilize the current Qwest high speed fiber optic backbone across the country, and allow Broadband to provide subscribers local access from over 1200 locations around the country. The ISP service, bbanonline is scheduled to become active and accepting subscribers by the end of October, 2001. The company anticipates net pro-forma revenue from this component of the business plan to be $1.2 million for the first 12 months and $3.6 million for the first 24 months.

Strategic Alliances:

          The company remains involved in discussions with several companies regarding the development of strategic alliances. The Board of Directors have approved a letter of intent to acquire EDTV, a privately held company based in Las Vegas, NV in an all stock transaction and currently is involved in conducting the due diligence on this opportunity toward finalizing a definitive agreement on the acquisition to provide to shareholders of record of BBAN for vote and approval. Should the due diligence support the representations made by EDTV executives and reviewed by BBAN, the acquisition will provide for $2.25 million of funding capital to be injected into BBAN, along with initial revenue of $2.5 million per month from EDTV business operations. While no definitive agreement has been finalized, if successful, the company anticipates these agreements will provide synergistic marketing advantage, additional services, and funding for the company to continue with its aggressive business plan.

Actions of the Board of Directors:

          The Board of Directors of Broadband ("Board") have been active in supervising the operations of the Company while the Temporary Receiver has pursued legal remedies against third persons who caused damages to BBAN.

          The Board is also pursuing sources of funds for reorganization of the Company and recapitalization of the Company once it is reorganized. The EDT transaction described above may permit BBAN to reorganize the company upon approval of the Court. The Board has donated hundreds of hours of their time to working on solutions to BBAN's future success. Each of the Board members have received stock options to acquire BBAN stock at .06 a share which have not been exercised.

SETTLEMENT ACTIVITIES

          Since Receiver's last report, he has entered into a settlement agreement with Donald E. Dickson, a former officer of Broadcom and with Curtis Wilson, Sr., a former officer of Broadcom. Dickson agreed to a judgment against him of $210,000.00, $2,000.00 of which has been paid with an anticipated payment of $50,000.00 by December 31, 2001. Wilson agreed to a judgment of $100,000.00, $50,000.00 of which is due by October 24, 2001 and the balance of $50,000.00 by April, 2002. Still pending is an action in Parker County, Texas to foreclose on real estate and to recover on a note against Abels Mobile Home. The suit seeks $84,000.00 plus interest, costs and attorney fees.

           The Receiver cancelled an additional 15,575,222 shares of BBAN stock on May 30, 2001 pursuant to a court order.

          An SEC Annual 10-K report was timely filed by BBAN by June 29, 2001 for the fiscal year ending March 31, 2001. Audited financial statements were included which were prepared by Clyde Bailey, C.P.A. who has prepared the corporation's financials and tax returns for the past year. A quarterly 10 Q Report was filed with the Securities and Exchange Commission on August 20, 2001. The Company is in full compliance with Securities and Exchange Commission filing requirements.

THE OTHER RECEIVERSHIP DEFENDANTS AND RELIEF DEFENDANTS

          Co-Defendant Don Knight is still absent from this jurisdiction and is believed to be in Costa Rica. The Temporary Receiver has no access to Mr. Knight and is unable to determine if he has any assets belonging to BBAN.

          The Receiver is in the process of corporate dissolution of Broadcom Wireless Communications Corporation, Black Giant Resources Corporation and Medscan Technologies, Inc. because those Oklahoma corporations have no assets, no business activities and were abandoned by their former management. None of those companies are in good standing in the State of Oklahoma.

           The Temporary Receiver has assigned to his law firm certain assets recovered through settlements or judgments totaling $184,000.00 in satisfaction of unpaid receivership fees and counsel fees which total in excess of $250,000.00.

          The Temporary Receiver has virtually concluded his activity and sees no reason to continue the Receivership. BBAN is a candidate for reorganization under Court supervision. If reorganization is successful, BBAN shareholders may receive future value for their investment in the company.

          Schedules attached to this report provide detailed information concerning work accomplished, revenues received and accounts payable.

          The Temporary Receiver makes the following recommendations:

          1.  Terminate the Receivership.

          2.  Relieve the Receiver from further responsibility and discharge his bond.

          3.  Determine whether BBAN should be reorganized in the District Court or referred to
               Bankruptcy Court for a Chapter 11 Reorganization proceeding.

          4.  Approve the Temporary Receiver's final request for payment of payables to third parties and to the Receiver.

          5.  Approve all actions of the Temporary Receiver and the Board of Directors acting for
               BBAN.

          6.  Approve the dissolution of the Oklahoma corporations Broadcom, Black Giant
               Resources, Broadband Wireless, and Medsan.

          Dated this 16th day of October, 2001.

                                                                       /s/ Peter B. Bradford
                                                                   PETER B. BRADFORD, OBA #1044
                                                                   Conner & Winters, P.C.
                                                                   One Leadership Square
                                                                   211 N. Robinson, Ste. 1750
                                                                   Oklahoma City, Oklahoma 73102
                                                                   (405) 272-5711; (405) 232-2695 Facsimile

                                                                  TEMPORARY RECEIVER FOR BROADBAND
                                                                  WIRELESS INTERNATIONAL CORPORATION,
                                                                  ET AL.

CERTIFICATE OF SERVICE

          On this 16th day of October, 2001, a true and correct copy of the above and foregoing document was mailed to the following counsel of record:

Harold R. Loftin, Jr.
801 Cherry Street, Suite 1900
Fort Worth, Texas 76102

                                                                            /s/ Peter B. Bradford
                                                                         Peter B. Bradford